SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42,150,391/0001-70

Company Registry: 29,300,006,939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FIRST QUARTER 2023

São Paulo, May 2, 2023 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the first quarter of 2023. Note that the information herein is based on preliminary data and that figures were not revised by the independent auditor of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW OF 1Q23	2
2. INDUSTRIAL PERFORMANCE 1Q23	2
2.1 BRAZIL	2
2.2 UNITED STATES & EUROPE	3
2.3 MEXICO	3
3. SALES PERFORMANCE 1Q23	4
3.1 BRAZIL	4
3.2 UNITED STATES & EUROPE	6
3.3 MEXICO	6

1.	OPERATIONAL OVERVIEW OF 1Q23

In the quarter, the Company's operating performance was better when compared to 4Q22 mainly due to better demand for the products, given the improvement in global industrial activity, with a positive impact on petrochemical spreads in the international market. In this scenario, the sales volume of the Company's products in all regions was higher than the sales volume presented in the previous quarter, reflecting in higher operating rates of the Company's industrial assets in the quarter.

2.	INDUSTRIAL PERFORMANCE 1Q23
2.1	BRAZIL

Average utilization rate of petrochemical crackers: increase compared to 4Q22 (+5 p.p.) due to higher production volume given the improvement in demand in the period. Compared to 1Q22, the reduction of 9 p.p. is to adequate production to the lower demand in the period.

Average utilization rate of green ethylene: decrease compared to 4Q22 and 1Q22, due to the scheduled maintenance shutdown to conclude the project to expand in 30% the current production capacity of the green ethylene unit in the Rio Grande do Sul complex.

2

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: increased (+6 p.p.) compared to 4Q22, mainly due to (i) the inventory management in the quarter given the scheduled maintenance shutdown in 2Q23 in the United States; and (ii) higher feedstock availability in Europe and the improvement in consumer confidence with the reduction of inflationary pressure related to energy prices due to a less severe winter in the region.

Compared to 1Q22, the utilization rate decreased (-7 p.p.) to meet the demand explained by (i) the economic uncertainties in the United States; and (ii) the economic scenario and geopolitical context which resulted in historically high inflation levels in Europe.

2.3	MEXICO

Average utilization rate of PE plants: increase compared to 4Q22 (+3 p.p.) due to the prioritization of the higher consumption of ethane supplied by Pemex in the period, reflecting in a lower consumption of imported ethane. Compared to 1Q22, the utilization rate decreased (-9 p.p.) to maximize the sales with higher margins in the period, through the reduction of volumes in the imported ethane operation.

3

In 1Q23, PEMEX supplied an average of 33 thousand barrels of ethane per day, in line with the contractually established volume, while Fast Track operations complemented the feedstock supply with an average of 12 thousand barrels per day of imported ethane from United States.

3.	SALES PERFORMANCE 1Q23
3.1	BRAZIL

Resin sales volume: in the Brazilian market, resin sales increased compared to 4Q22 (+3%), in line with the growth of the Brazilian resin market, due to higher demand for PP and PVC, mainly in the agricultural, hospital and construction sectors. Compared to 1Q22, resin sales volume in the Brazilian market remained in line.

Exports increased in 1Q23 compared to 4Q22 (+10%) due to greater opportunities in the international market to export, mainly of PP. Compared to 1Q22, exports remained in line.

4

Green PE sales volume: decreased compared to 4Q22 (-32%) and 1Q22 (-10%) due to lower product availability for sale given the lower utilization rate in the period due to the scheduled maintenance shutdown to conclude the project to expand in 30% the current production capacity.

Main chemicals sales volume[1]: in the Brazilian market, sales increased compared to 4Q22 (+6%), with emphasis on gasoline sales, mainly due to higher product availability for sale given the increase in utilization rate of the petrochemical crackers. Compared to 1Q22, sales of the main chemicals decreased (-15%) due to lower demand in the period, which reflected in the utilization rate of petrochemical crackers.

Exports increased compared to 4Q22 (+5%) mainly due to the higher sales volume of paraxylene and benzene. Compared to 1Q22, exports increased (+13%) due to the higher sales volume of gasoline, toluene and paraxylene, in view of the better commercial opportunities in the international booster market.

[1] Main chemicals comprise ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

5

3.2	UNITED STATES & EUROPE

PP sales volume: remained in line with 4Q22. Compared to 1Q22, sales volume decreased (-5%) due to lower demand in the period explained by (i) the economic uncertainties and the process of destocking in the chain in the United States; and (ii) the economic scenario and geopolitical context which resulted in historically high inflation levels in Europe.

3.3	MEXICO

PE sales volume: increase compared to 4Q22 (+11%) due to higher demand and product availability for sale. Compared to 1Q22, the decrease (-10%) is explained by the lower product availability for sale given the lowest utilization rate in the period.

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.